November 21, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

 Attention: Tyler Howes

Re:	Cadrenal Therapeutics, Inc.
Registration Statement on Form S-3
Filed November 14, 2024 File No: 333-283226

Dear Mr. Howes:

Cadrenal Therapeutics, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-283226) (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Friday, November 22, 2024, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow and/or Jamie Plisner of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Ms. Plisner at (212) 885-5298 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Thank you.

Very truly yours,

CADRENAL THERAPEUTICS, INC.

By:	/s/ Quang Pham
	Name:	Quang Pham
	Title:	Chief Executive Officer

cc:	Leslie Marlow, Blank Rome LLP

Jamie Plisner, Blank Rome LLP